Mail Stop 4561
Via fax: 315-331-3547

February 8, 2010

Barry Gilbert
Chairman & CEO
IEC Electronics Corp.
105 Norton Street
Newark, NY 14513

      Re: IEC Electronics Corp.
              Form 10-K for the Year Ended September 30, 2009
              Filed on November 13, 2009
              File No. 001-34376

Dear Mr. Gilbert:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2009

Business

1.   We note from your disclosure on page 6 that during each of fiscal 2009, 2008 and 2007, your single largest customer accounted for 15%, 21%, and 26% of net sales, respectively. Tell us how you considered the requirements of Item 101(c)(vii) of Regulation S-K to disclose the name of any customer and its relationship, if any,

to the company or its subsidiaries, if sales to the customer are equal to or greater than 10% of your consolidated revenues and the loss of such customer would have a material adverse effect on the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

2.   We note your discussion on page 16 regarding the company's long-term debt obligations and sale leaseback arrangements. Tell us how you considered the disclosure requirements of Item 303(A)(5) of Regulation S-K to include tabular disclosures with respect to the company's known contractual obligations. In this regard, we note from the cover page of your Form 10-K, that you are a "non-accelerated filer" and accordingly, are not exempt from this reporting requirement.

Financial Statements for the Year Ended September 30, 2009

Report of Independent Registered Public Accounting Firm, page 23

3.   It appears that your schedule of valuation and qualifying accounts on page 36 is not included as part of the footnotes to the financial statements. Please tell us how you considered providing reference to the valuation and qualifying accounts schedule in the scope paragraph of your independent public accountants report. Refer to Rule 5-04(c) of Regulation S-X.

Note 4. Income Taxes, page 32

4.   We note that the cost of the Val-U-Tech acquisition in excess of the fair value of assets acquired was assigned to deferred tax assets. Please explain further your accounting for this transaction and specifically address how you concluded that no goodwill should be recognized in this acquisition pursuant to ASC 805-30-1. Further, tell us the specific guidance you relied upon in ASC 805-740 in concluding that $6.9 million of the $10.4 million purchase price should be allocated to deferred tax assets.

5.   We note that your deferred tax valuation allowance decreased from $19.4 million at September 30, 2007 to $3.3 million at September 30, 2008 or approximately $16.1 million. Please explain further the factors that contributed to this decrease and how you accounted for such amounts. In this regard, we note from your disclosures on page 15 that your 2008 tax benefit includes an $8.9 million reversal of the valuation allowance, which appears to be supported by the (576.2%) adjustment to your rate reconciliation table in Note 4. However, it is not clear from your disclosures how you accounted for the remaining $7.2 million decrease

in your valuation allowance. Similarly, please explain further the $1.9 million reversal of your valuation allowance in fiscal 2009 as noted from your disclosures on page 15 and reconcile this amount to the $205,000 decrease in your valuation from September 30, 2008 to September 30, 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 or the undersigned at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief